UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
Commission File No. 1-4329
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-4297750 (I.R.S. employer identification no.)
Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)
(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Clarksdale) for the fiscal year ended December 31, 2006, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.
EXHIBITS:
(23) Consent of Independent Registered Public Accounting Firm
(99) Certification Pursuant To 18 U.S.C. § 1350
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY
/s/ Philip G. Weaver
PHILIP G. WEAVER
Vice President and Chief Financial Officer Plan Administrator

Date: June 21, 2007

Financial Statements
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
Financial Statements
December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
     Pre-Tax Savings Plan (Clarksdale)
We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Clarksdale) (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2 to the financial statements, the Plan Sponsor entered into an agreement with the Plan participants on July 30, 2005, to terminate the Plan and as of December 31, 2006, the assets of the Plan were distributed.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
June 19, 2007

/s/ Ernst & Young LLP

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
Statements of Net Assets Available for Benefits

	December 31
	2006	2005
	(Liquidation (Basis)
Investments, at market or contract value:
Interest in investment trust	$—	$91,237
Mutual funds	—	29,162

	—	120,399
Cash, non-interest-bearing	—	908
Contributions receivable:
Participant	—	242
Employer	—	—

Net assets available for benefits	$—	$121,549

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006
(Liquidation Basis)

Additions
Investment income (Notes 3 and 4):
Interest and dividends	$4,530

Contributions:
Participant contributions	9,528

Total additions	14,058

Deductions
Participant withdrawals	72,545
Net realized and unrealized depreciation in fair value of investments	3,384
Transfers to other qualified plan	59,678

Total deductions	135,607

Net decrease	(121,549)

Net assets available for benefits:
Beginning of year	121,549

End of year	$—

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
Notes to Financial Statements
December 31, 2006
1. Description of Plan
The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Clarksdale) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan, as amended effective January 1, 2001, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #556 (Union) and Cooper Tire & Rubber Company (the Company and the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan had a trust agreement with National City Bank to act as trustee and recordkeeper of the Plan’s assets. During 2006, the Plan established a trust with Principal Financial Group (the Trustee), effective December 1, 2006, to act as trustee and recordkeeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants. The Plan’s assets were transferred from the National City Trust to Principal Financial Group on December 1, 2006.
Effective July 30, 2005, the Plan Sponsor has entered into an agreement with the Union to terminate the Plan. Prior to December 31, 2006, the Plan was terminated and the distribution of funds was completed in accordance with applicable regulations including transfer of several participants fully vested balances to another qualified plan sponsored by the Company.
Contributions
Each year, participants may contribute up to 15% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.
The Company contributions to the Plan are made annually as provided in the Plan document and at the discretion of the Company’s Board of Directors. All employer contributions are invested in Cooper Tire & Rubber Company common stock, until they become vested, after which they are invested as directed by the participant. There were no Company contributions to the Plan for the year ended December 31, 2006.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
Due to the agreement entered into to terminate the Plan, all participants became fully vested in all Company and employee contributions at the date Plan assets were distributed.
Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
At December 31, 2006, there were no forfeited nonvested accounts.
Participant Withdrawals
In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payment of benefits may be taken in a lump sum distribution or in two lump sum installments.
In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan prepares its financial statements on the liquidation basis of accounting. There is no difference between the liquidation and accrual basis of accounting for the Plan.
Participant withdrawals are recorded upon distribution.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Recognition
The Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Investment Trust holds shares of Cooper Tire & Rubber Company common stock which are valued at quoted market prices on the last business day of the plan year. Participation units in the Invesco Stable Value are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
The Company pays the administrative expenses of the Plan, unless the expenses relate to certain participant directed transactions.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
Notes to Financial Statements (continued)
3. Investments
During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in fair value as follows, as determined by quoted market prices, as follows:

Net Realized
and
Unrealized
(Depreciation)
Appreciation
in Fair Value
of Investment
Interest in investment trust	$(7,498)
Pooled separate accounts	(613)
Common stock	771
Mutual funds	3,956

$(3,384)

Investments in mutual funds that exceed 5% or more of fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2006	2005

American Washington Mutual Investors Fund	$—	$12,255
Investment Company of America Fund	—	12,929
In December 2005, the FASB issued Staff Position AAG INV-1 and SOP 94-4-1 (FSP), Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans. This FSP requires that fully benefit-responsive investment contracts be reported at fair value. The effective date for implementation of this FSP is for fiscal years ending after December 15, 2006. In 2005, investment contracts were recorded at fair value in connection with the presentation of liquidation basis financial statements.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
Notes to Financial Statements (continued)
4. Investment Trust
Certain investments of the Plan were held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Investment Trust. Cooper Tire & Rubber Company common stock was held in the Investment Trust until November 30, 2006. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro rata share in the net assets of the Investment Trust. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Investment Trust was approximately 0% and 0.05%, respectively.
The following presents the fair value of the investments in the Investment Trust:

	December 31
	2006	2005

Investments, at fair value:
Cooper Tire & Rubber Company common stock	$—	$85,020,990
Fully benefit-responsive investment contracts	81,983,003	90,449,621
Money market mutual fund	—	2,649,180

Total assets, at fair value	81,983,003	178,119,791
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	187,972	(72,232)

Total assets	$82,170,975	$178,047,559

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Clarksdale)
Notes to Financial Statements (continued)
4. Investment Trust (continued)
Investment income (loss) for the Investment Trust for the year ended December 31, 2006, is as follows:

Interest and dividends	$5,778,288
Net appreciation (depreciation) of fair value of investments, as determined by quoted prices:
Investment contracts	302,596
Common stock	(10,820,846)

$(4,740,022)

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter, the Plan was amended and terminated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan has received a determination letter from the Internal Revenue Service dated November 2, 2006, indicating that the termination of the Plan does not adversely affect its qualification.
6. Related-Party Transactions
Certain Plan investments were shares of mutual funds managed by the former trustee, National City Bank and Principal Financial Group, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party in interest.